Extractive Sector Transparency Measures Act Report

Reporting Year	From: 2016-01-01	To: 2016-12-31
Reporting Entity Name	Endeavour Silver Corp.

Reporting Entity ESTMA Identification Number	E850912

Subsidiary Reporting Entities (if necessary)	n/a

Attestation: Please check one of the the boxes below and provide the required information

[X] Attestation ( by Reporting Entity)
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

[   ] Attestation (through independent audit)
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest that I engaged an independent auditor to undertake an audit of the ESTMA report for the entity(ies) and reporting year listed above. Such an audit was conducted in accordance with the Technical Reporting Specifications issued by Natural Resources Canada for independent attestation of ESTMA reports.

The auditor expressed an unmodified opinion, dated [ENTER DATE: YYYY-MM-DD] , on the ESTMA report for the entity(ies) and period listed above.
The independent auditor’s report can be found at [INSERT WEBLINK TO AUDIT OPINION POSTED ONLINE – link should be on same page as report link]

Director or Officer of Reporting Entity Full Name:	Dan Dickson	Date: 2017-05-30

Position Title:	Chief Financial Officer

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From: 2016-01-01	To: 2016-12-31
Reporting Entity Name	Endeavour Silver Corp.
Reporting Entity ESTMA Identification Number	E850912

Subsidiary Reporting Entities (if necessary)	n/a

Payments by Payee
Country	Payee Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
MEXICO	NATIONAL WATER COMMISSION			$270,000					$270,000	Water Permit Fees
MEXICO	SECRETARY OF ECONOMY			$920,000					$920,000	Concession Fees
MEXICO	TREASURY OF THE FEDERATION	$-		$10,000					$10,000	Customs Fees and Taxes
MEXICO	MINISTRY OF FINANCE	$8,840,000							$8,840,000	Income Taxes
MEXICO	MINISTRY OF FINANCE	$960,000							$960,000	Special Mining Duties
MEXICO	MINISTRY OF FINANCE		$750,000						$750,000	Extraordinary Mining Duties
TOTAL		$9,800,000	$750,000	$1,200,000	$-	$-	$-	$-	$11,750,000

Notes:
1) All amounts have been reported in United States dollars ("USD"). Amounts paid in currencies other than USD have been translated using the weighted average of the exchange rates during the reporting period (MXN/USD exchange rate of 0.0535)
2) All amounts have been rounded to the nearest US$10,000

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From: 42370	To: 42735
Reporting Entity Name	Endeavour Silver Corp.
Reporting Entity ESTMA Identification Number	E850912

Subsidiary Reporting Entities (if necessary)	n/a

Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
MEXICO	EL CUBO MINE	$100,000	$250,000	$160,000					$510,000
MEXICO	BOLANITOS MINE	$5,430,000	$190,000	$230,000					$5,850,000
MEXICO	GUANACEVI MINE	$4,190,000	$300,000	$50,000					$4,540,000
MEXICO	EL COMPAS PROJECT			$40,000					$40,000
MEXICO	TERRONERA PROJECT			$160,000					$160,000
MEXICO	GUADALUPE PROJECT			$360,000					$360,000
MEXICO	EXPLORATION PROJECTS	$80,000	$10,000	$200,000					$290,000
TOTAL		$9,800,000	$750,000	$1,200,000	$-	$-	$-	$-	$11,750,000

Notes:
1) All amounts have been reported in United States dollars ("USD"). Amounts paid in currencies other than USD have been translated using the weighted average of the exchange rates during the reporting period (MXN/USD exchange rate of 0.0535)
2) All amounts have been rounded to the nearest US$10,000